December 26, 2018

Bernard Nolan, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance Office

of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Re: Kelinda, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 21, 2018

File No. 333-227350

Dear Mr. Nolan:

This letter sets forth the responses of Kelinda, Inc. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 6, 2018.

Risk Factors, page 9

1.We note from your revised disclosure in response to prior comment 1 that you have elected to take advantage of the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policies disclosures.

Response: The corresponding Risk Factor and a similar statement to our critical accounting policies have been provided.

Business Description

The Office, page 27

2.You advise that you have entered into an agreement to rent office space for the conduct of your business. Please disclose this information in the prospectus. Refer to Item 102 of Regulation S-K. Further, file such agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: The corresponding information has been disclosed and the Office Service contract has been filed as Exhibit 10.3 hereto.

Signatures, page 55

3.Please have Mr. Afanasenco sign the registration statement in his capacity as the principal executive officer, principal financial officer, principal accounting officer, and director. Refer to Instruction 1 to the Signatures section of Form S-1.

Response: The Registration Statement has been signed as advised.

Bernard Nolan, Attorney Advisor

United States Securities and Exchange Commission

Re:  Kelinda, Inc.

26 December 2018

General

4.You state that you created a business presentation that will be used "to attract additional financing." Please advise whether you intend to use, or have used, such presentation in connection with this offering, and if so, provide us with it supplementally. Further, to the extent the presentation constitutes a written communication, please ensure that you comply with the filing and disclosure requirements related to free writing prospectuses. Refer to Section 2(a)(10), Section 5(b)(1), and Rule 433 of the Securities Act.

Response: Please be informed that the “additional financing” we are planning to attract will be represented by in-App sale of service (subscriptions) we will be providing. It is a promotional video to our Application that has not been and will not be used in connection with this offering.

5.We note your analysis regarding your shell status included in your response to prior comment 3. We are unable to agree with your conclusion that you are not a shell company as defined under Rule 405 under the Securities Act. We do not believe that the activities described constitute more than nominal operations. Please revise the disclosure throughout your filing to state that you are a shell company and to disclose the consequences of that status.

Response: The Company insists we are not a shell company as defined under Rule 405 under the Securities Act. In addition to the activities described in our previous response letter, Kelinda has filed a number of screen prototypes of the application (p. 25 - p. 27 of the S-1 form) which are reasonably not qualified as nominal by the fact that there has been done a lot of non-nominal job creating those. These non-nominal operations include but are not limited to developing a Software Requirements Specification, completing design of our product and application screen diagrams, creation of an account on Apple Store, finishing the application’s server development stage, and, currently, finalizing the mobile development stage. This stage will be followed by the last “testing” stage.

We are pleased to announce that our website is running now, feel free to visit us at http://www.kelinda.me/.

In further addition, an Excerpt from the Software Requirements Specification of the “Kelinda” mobile application and our Office Service Contract are filed as Exhibits 10.4 and 10.3 hereto.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at +373 621-150-42.

Sincerely,

/s/ Petru Afanasenco

Petru Afanasenco,

President, director, principal executive officer, principal financial officer, principal accounting officer and controller.